SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT


                   Golden Opportunity Development Corporation
                  --------------------------------------------
                 (Name of Small Business Issuer in Its Charter)




             Louisiana                                     87-0067813
            -----------                                  -------------
   (State or Other Jurisdiction of                     (I.R.S. Employer
    Incorporation or Organization)                     Identification No.)




            268 West 400 South, Suite 300, Salt Lake City, Utah 84101
           -----------------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)




                                  801-575-8073
                                 --------------
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Exchange Act:        None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of Each Class to be so registered:        Common Stock ($0.001 Par Value)


 Name of Each Exchange on Which Each Class is to be Registered:              N/A





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                                TABLE OF CONTENTS

                                                                        Page No.
                                     PART I


Item 1.       Description of Business..........................................1

Item 2.       Management's Discussion and Analysis or Plan of Operation........5

Item 3.       Description of Propert...........................................9

Item 4.       Security Ownership of Certain Beneficial Owners and Management...9

Item 5.       Directors, Executive Officers, Promoters and Control Persons....10

Item 6.       Executive Compensation..........................................10

Item 7.       Certain Relationships and Related Transactions..................11

Item 8.       Description of Securities.......................................11


                                     PART II

Item 1.       Market for Common Equity and Related Stockholder Matters........12

Item 2.       Legal Proceedings     ..........................................12

Item 3.       Changes in and Disagreements with Accountants...................13

Item 4.       Recent Sales of Unregistered Securities.........................13

Item 5.       Indemnification of Directors and Officers.......................15


                                    PART F/S

Consolidated Audited Financial Statements for December 31, 1998 and 1997
Unaudited Financial Statements for September 30, 1999 and 1998.........F-1 - F-9

                                    PART III

Item 1.       Index to Exhibits...............................................16

Signatures ...................................................................17

Item 2.       Description of Exhibits.........................................18

                                     PART I

         Forward-Looking Statements. This Registration Statement includes "forward-looking statements." Forward looking statements contained in this registration statement are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements include statements in which words such as "expect, " "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

         You should not construe any forward-looking statement as a guarantee of future performance. These statements inherently involve risks, uncertainties and assumptions. The future results and stockholder values may differ from those expressed in these forward-looking statements, and those variations may be material and adverse. Many of the factors that will affect these results and values are beyond our ability to control or predict.

ITEM 1.       DESCRIPTION OF BUSINESS

A.       General

         As used herein the term "Company" refers to Golden Opportunity Development Corporation, its subsidiaries and predecessors, unless the context indicates otherwise. The Company was incorporated in Louisiana on May 7, 1997 for the purpose of engaging in any lawful activity for which corporations may be formed under the Business Corporation Law of Louisiana.

         The Company is currently engaged in the business of operating and acquiring hospitality property. The Company currently owns a 134 unit motel, a restaurant facility and four adjacent office retail buildings in Baton Rouge, Louisiana (the "Motel"). The Motel is located next to the Mississippi River, three blocks from a river boat dock, at 427 Lafayette Street, Baton Rouge, Louisiana. The Company is also actively seeking to acquire other hospitality properties.

         The Company's operations are largely being overseen by Diversified Holdings I, Inc., a majority shareholder, (the "Parent Company") by way of a Management Agreement entered into on April 30th, 1999 between the Company and the Parent Company. The Company agreed to compensate Diversified Holdings I, Inc. $10,000 per month plus 5% no net income, if any, in excess of $5,000 in return for managment services provided by Diversified Holdings I, Inc.

The Motel

         The Company acquired the Motel on May 31, 1997 from The General Lafayette, Inc. for a One Million Nine Hundred Thousand Dollar ($1,900,000) note. Principal and interest on the mortgage are payable in monthly installments of Eleven Thousand Three Hundred Ninety-One Dollars and Forty-Six Cents ($11,391.46) until July 1, 2027, when the remaining principal and interest is due in full.

         The Motel currently has an occupancy rate of 20%. The Motel generates average monthly rental revenues of Twenty-Nine Thousand Eight Hundred
Sixty-Three Dollars ($27,122) and Three Thousand Two Hundred Sixty Dollars ($3,260) are generated from leases on other property. The low occupancy rate is due in part to the fact that sixty (60) rooms are in need of substantial repairs and are not rentable. If the sixty (60) unrentable rooms are subtracted, the occupancy rate would be 36%. The Company is in the process of renovating approximately one room a month until it obtains sufficient financing to renovate the entire Motel.

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         The  Company's  current  plans are to renovate the Motel in  compliance with the requirements of the Villager Franchise Systems, Inc. uniform franchise offering circular. The Company has retained the services of an architectural firm in its effort to begin renovations and thereby, comply with requirements of becoming a Villager Lodge Extended Stay Living Franchise. In July, 1999, the Company signed a Franchise Agreement with Villager Lodge. The Company is in the process of obtaining the necessary financing to begin operations as a Villager Lodge.

         The estimated minimal initial costs to begin operations as a Villager Lodge is $250,000. The Company believes that it will need an additional $250,000 to fully complete the renovation requirements for the Village Lodge. The completion of renovations and the successful retention of the Villager Lodge franchise is expected to significantly increase the Motel's rental revenues. However, there is no guarantee that the Company will obtain the necessary financing to make the renovations required under the Licensing Agreement with Villager Lodge. In the event the Company does not obtain the necessary financing, the Company may not be able to operate as a Villager Lodge franchisee. In the event the Company is unable to comply with the requirement of the Villager Lodge Franchise Agreement because of a lack of financing, the Company will continue to operate its Motel as the General Lafayette Inn. Villager Lodge has agreed to release the Company from any liability under the Franchise Agreement, if the Company is unable to obtain sufficient financing.

         The Company currently operates the Motel as an economy lodging facility. The Motel's current room rates are generally under $46 a night. If the Company successfully operates as a Villager Lodge franchise it will operate as an extended stay lodging facility which will generate an estimated average room rental of $52 per night with an estimated average occupancy rate of 82%. Accordingly, if the Company obtains the franchise, the Company believes that the rental revenues will improve significantly.

         During 1998, the Company expended approximately Two Hundred Thirty Thousand Two Hundred and Eleven Dollars ($230,211) in improvements and other expenses relating to the operation of the Motel. The Company's prospects for increasing value and realizing a profit on the Motel are primarily contingent upon the Company's ability to obtain adequate financing to renovate the Motel. Upon completion of the renovations to the Motel, management believes that the Motel has the potential to operate at a profit. However, there is no guarantee that adequate financing will be secured or that the Motel will obtain profitability.

Acquisition of Other Properties

         The Company also intends to acquire additional hospitality properties that either have the potential for significant capital appreciation with minimal renovations or may be able to generate positive cash flows by reorganizing and improving management. The Company has no specific criteria as to the kinds of hospitality properties it may seek to acquire. Furthermore, the Company has not limited the geographical location in which it may acquire properties. However, given the Company's current financial condition, the Company will most likely only be able to acquire properties that can be acquired for minimal cash down payments and/or shares of the Company's common stock. Although the Company is actively seeking to acquire additional hospitality properties, the Company has not entered into any agreement nor does it have any commitment or understanding to acquire any additional properties as of the date of this filing. The Company through its officers and consultants will continue to locate, review and evaluate various hospitality properties for acquisition or other business opportunities as they become available.

         There is no guarantee that the Company will be successful in its attempts to acquire additional properties or if such properties are acquired that they will operate at a profit. To a large extent, the decision to acquire a specific property or participate in a specific business opportunity may be made upon management's analysis regarding the quality of the property or business opportunity. Some of the factors which management may consider include: the location of the property, local economic factors and demographics, size, age and physical appearance of the property and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria.

B.       Competition

         The Company currently has no direct competition because no other motels are located within an approximate one-half mile radius in the downtown area of Baton Rouge. Nonetheless, outside of the one-half mile radius exists several national branded or franchised lodging chains with significantly newer facilities and more capital resources which are in indirect competition with the Motel. The Company is also aware of a national franchise lodging facility being constructed within a quarter of mile from the Motel. The lodging facility is expected to have 100 rooms and will be in direct competition with the Motel. The lodging facility will service the Riverboat Casino and is expected is to open for business by the spring of 2000. This facility could adversely effect the Company's ability to generate revenues.

         The ability of the Motel to compete may be affected by a number of factors, including the location and quality of its property, the number and quality of competing properties nearby, its affiliation with a recognized name brand, and general regional and local economic conditions.

         If the Company acquires additional hospitality properties they will be subject to intense competition with other hospitality properties many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior business experience. There is no assurance that the Company will be successful in obtaining suitable properties.

         The profitability of the Motel and future hospitality properties are subject to general economic conditions, competition, the desirability of the location, the relationship between supply and demand for motel rooms and other factors. The Company operates the Motel and may operate future hospitality properties in markets that contain numerous competitors and the continued success of the Company will be a result, in large part, of the ability of these competitors to compete with it in such areas as reasonableness of room rates, quality of accommodations, service level and convenience of location. There can be no assurance that demographic, geographic or other changes in the market will not adversely affect the convenience or desirability of the Company's operations. Furthermore, there can be no assurance that in the market in which the Company owns and operates the Motel or future properties that competing motels, hotels, and inns will not provide greater competition for guests than currently exists, or that new motels, hotels or inns will not enter such market.

C.       Seasonality

         The lodging industry is seasonal in nature. The Company experiences seasonal revenue patterns similar to those of the lodging industry in general. This seasonality can be expected to cause quarterly fluctuations in the Company's revenues, profit margins and net earnings.

D.       Supply and Demand

         In some years construction of lodging facilities in the United States resulted in an excess supply of available rooms, and the oversupply had an adverse effect on occupancy levels and room rates in the industry. Although the relationship between supply and demand has been favorable in recent years, the lodging industry may be adversely affected in the future by (i) an oversupply of available rooms, (ii) national and regional economic conditions, (iii) changes in travel patterns, (iv) taxes and government regulations which influence or determine wages, prices, interest rates, construction procedures and costs, and
(v) the availability of credit.

E.       Regulation

         The lodging industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverages (such as health and liquor license laws). Additionally the Company's business is subject to extensive federal, state and local regulatory requirements, including building and zoning requirements, all of which can prevent, delay, make uneconomic or significantly increase the cost of renovating a lodging facility. Furthermore, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, over time pay, working conditions, work permit requirements and discrimination claims. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could aversely affect the Company. Under the Americans with Disabilities Act of 1990 ("ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes that the Motel is in substantial compliance with these regulations and requirements, a determination that the Company is not in compliance with the ADA could result in the imposition of fines or the award of damages to private litigants. These and other initiatives could adversely affect the Company as well as the lodging industry in general.

         Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Certain environmental laws and common law principals could be used to impose liability for release of asbestos- containing materials ("ACM's") into the air, and third parties may seek recovery from owners or operators of real property for personal injury associated with exposure to released ACM's. Environmental laws also may impose restrictions on the manner in which the property may be used or businesses may be operated, and these restrictions may require substantial expenditures. In connection with the ownership or operation of the Motel, the Company may be potentially liable for any such costs. No assurance can be given that a material environmental claim will not be asserted against the Company. The cost of defending against claims of liability or remediating a contaminated property could have a material adverse effect on the results of operations of the Company.

F.       Employees

         The Company's future success will depend, in part, on its continuing ability to attract, retain and motivate and skilled personnel who are in great demand. The Company currently employs 13 people.

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ITEM 2.       MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Results of Operations

Nine Months ended September 30, 1999 and September 30, 1998 & Years ended December 31, 1998 and December 31, 1997

Revenues

         Revenues for the nine months ended September 30, 1999 increased to $273,442 from $223,468 for the comparable period in 1998, an increase of 22%.
The  increase  in  revenues  is  primarily   attributable   to  an  increase  in
occupancies.

         Revenues for the year ended December 31, 1998 increased to $330,527 from $211,018 for the year ended December 31, 1997, an increase of 25%.The increase in revenues were primarily attributable to an increase in the number of days the Motel operated because the Company did not operate the Motel from January 1, 1997 to May 31, 1997. Nonetheless, the Motel's occupancy rate improved during the comparable period from 17% to 20%.

Losses

         Net losses for the nine months ended September 30, 1999, was $149,639 down from a net loss of $175,451 for the comparable period in 1998, a change of $25,812. The decrease in loss was primarily attributable to increased occupancy.

          Net losses for the year ended December 31, 1998 increased to $281,157 from $14,105 for the year ended December 31, 1997, a increase of $267,052. The substantial increase in losses was attributable primarily to the Motel being operated for only 7 months during 1997 and management fees paid to the Parent Company.

         The Company expects to continue to incur losses at least through fiscal 1999 and there can be no assurance that the Company will achieve or maintain profitability or that its revenue growth can be sustained in the future.

Expenses

         Selling, general and administrative expenses for the nine months ended September 30, 1999, increased to $307,026 from $277,655 in the comparable period in 1998, an increase of 11%. The increase in selling, general and administrative expenses was the result of management fees paid in 1998.

         Selling, general and administrative expenses for the year ended December 31, 1998, increased to $439,108 from $145,189 for the year ended
December 31, 1997, a increase of 202%. The substantial increase in selling, general and administrative expenses was attributable primarily to the motel being operated for 12 months in 1998 and only 7 months during 1997 as well as the management fee charged by the Parent Company.



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         Depreciation  and  amortization  expenses  for the  nine  months  ended
September   30,  1999  and   September   30,  1998  were  $41,694  and  $37,097,
respectively. The increase was due to the improvements made to the property.

         Depreciation and amortization expenses for the years ended December 31, 1998 and December 31, 1999 were $49,463 and $23,077, respectively. The increase was due to improvements and purchase of property and equipment.

         The Company expects increases in expenses through 1999 as the Company steps up its effort to acquire additional properties and works towards finalizing its efforts to begin operating as a Villager Lodge franchisee.

Liquidity and Capital Resources

         The Company has expended significant resources on renovating the Motel and maintenance because of the age and poor condition of the facility. The Company anticipates spending substantial amounts of capital in an effort to comply with the requirement of becoming a Villager Lodge franchisee.

         Cash flow used in operations were $277,185 for the nine months ended September 30, 1999 as compared to cash flows generated by operations of $67,202 for the comparable period in 1998. Negative cash flows from operating activities for the nine months ended September 30, 1998, are primarily attributable to fees paid to the Parent Company.

         Cash flow generated by operations were a $96,438 for the year ended December 31, 1998, and $8,486 for the year ended December 31, 1997. Cash flows from operating activities for the year ended December 31, 1998, are primarily attributable to advances by the Parent Company classified as short-term debt.

         Cash flow used in financing activities was $282,134 for the nine months ended September 30, 1999 and $17,985 used for the comparable period in 1998. The Company's financing activities primarily consisted of private placements of its common stock.

         Cash flow used in financing activities was $19,038 for the year ended December 31, 1998 and $7,492 for the year ended December 31, 1997. The Company had negative cash flow for these periods primarily because of payments made on long-term debt.

         The Company has funded its cash needs from inception through September 30, 1999 with revenues generated from its operations and advances from its Parent Company. The Company expects its cash needs to be primarily satisfied from the proceeds of a $500,000 bank loan in 1999. In addition, the Company may issue additional shares of its common stock pursuant to a private placement or registered offering, if necessary.

 Capital Expenditures

         The Company made $8,100 and $48,819 in capital expenditures on its property and equipment for the nine months ended September 30, 1999 and 1998, respectively.

         The Company made $71,926 and $0 in capital expenditures on property or equipment for the years ended December 31, 1998 and 1997, respectively.

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         During the  remainder of 1999 and 2000 the Company  expects to spend up to $1,000,000 in capital improvements on renovations to the Motel. The proceeds for these renovations are expected to be received from bank loans and the private placement of the Company's securities.

Income Tax Expense (Benefit)

         The Company has an income tax benefit resulting from net operating losses to offset future operating profit.

Impact of Inflation

         The Company believes that inflation has had a negligible effect on operations over the past three years. The Company believes that it can offset inflationary increases in the cost of materials and labor by increasing sales and improving operating efficiencies.

Known Trends, Events, or Uncertainties

         Lodging Industry Operating Risks. The Company is subject to all operating risks common to the lodging industry. These risks include, among other things, (i) competition for guests from other hotels, a number of which may have greater marketing and financial resources than the Company, (ii) increases in operating costs due to inflation and other factors, which increases may not have been offset in recent years, and may not be offset in the future, by increased room rates, (iii) dependance on business and commercial travelers and tourism, which business may fluctuate and be seasonal, (iv) increase in energy costs and other expenses of travel which may deter travelers, and (v) adverse effects of general and local economic and weather conditions.

         Capital Requirements and Availability of Financing. The Company's business is capital intensive, and it will have significant capital requirements in the future. The Company's leverage could affect its ability to obtain financing in the future to undertake remodeling or refinancings on terms and subject to conditions deemed acceptable to the Company. In the event that the Company's cash flow and working capital are not sufficient to fund the Company's expenditures or to service its indebtedness, it would be required to raise additional funds through the sale of additional equity securities, the refinancing of all or part of its indebtedness or the sale of assets. There can be no assurances that any of these sources of funds would be available in amount sufficient for the Company to meet its obligations. Moreover, even if the Company were able to meet its obligations, its leveraged capital structure could significantly limit its ability to finance its remodeling program and other capital expenditures to compete effectively or to operate successfully under adverse economic conditions. Additionally, financial and operating restrictions contained in the Company's existing indebtedness may limit the Company's ability to secure additional financing, and may prevent the Company from engaging in transactions that might otherwise be beneficial to the Company and to holders of the Company's common stock. The Company's ability to satisfy its obligations will also be dependant upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors beyond the Company's control.

         General Real Estate Investment Risks. The Company's investments are subject to varying degrees of risk generally incident to the ownership of real property. Real estate values and income from the Company's current properties may be adversely affected by changes in national or local economic conditions and neighborhood characteristics, changes in interest rates and in the availability, cost and terms of mortgage funds,

                                        7

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the impact of present or future  environmental  legislation  and compliance with environmental laws, the ongoing need for capital improvements, changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes and other natural disasters which may result in uninsured losses), acts of war, adverse changes in zoning laws and other factors which are beyond the control of the Company.

         Value and Illiquidity of Real Estate. Real estate investments are relatively illiquid. The ability of the Company to vary its ownership of real estate property in response to changes in economic and other conditions is limited. If the Company must sell an investment, there can be no assurance that the Company will be able to dispose of it in the time period it desires or that the sales price of any investment will recoup the amount of the Company's investment.

         Property Taxes. The Company's property is subject to real property taxes. The real property taxes on this property may increase or decrease as property tax rates change and as the property is assessed or reassessed by taxing authorities. If property taxes increase, the Company's operations could be adversely affected.

         Risks of Remodeling / Expansion Strategy. The Company intends to pursue a strategy of growth through the remodeling of the Motel and may pursue a similar strategy in acquiring future properties. There can be no assurance that the Company will obtain adequate financing for the renovations nor can there be any assurance that renovations undertaken by the Company will be profitable. The construction of renovations that are not profitable could adversely affect the Company's profitability. The Company may in the future require additional financing in order to continue its renovation plans. There is no assurance that such additional financing, if any, will be available to the Company on acceptable terms.

         Investment in Single Industry/Property. The Company is subject to risks inherent in investments in a single industry/property. The effects on the Company's revenues resulting from a downturn in the lodging industry would be more pronounced than if the Company had diversified its investments outside of the lodging industry.

         Year 2000. The Year 2000 problem is a result of computer programs being written using two digits to define the applicable year. If not corrected, any programs or equipment that have time sensitive components could fail or create erroneous results. The Company has completed a review of its existing systems and has upgraded 100% of its existing system with hardware and software that purports to be Year 2000 compliant.

         The Company believes that it is fully year 2000 complaint. The cost associated with the updating of the Company's computer systems was not material. The Company only uses a single personal computer for it day to day operations.

         The Company currently has limited information concerning the year 2000 compliance status of its clients and associates. However, even if the Company's client's are not Year 2000 compliant the Company does not anticipate that any such noncompliance will have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.






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ITEM 3.       DESCRIPTION OF PROPERTY

     The Company's primary asset is the General Lafayette Inn, a 134 unit Motel and restaurant, and four adjacent office/retail buildings, in Baton Rouge, Louisiana (the "Motel"). The Motel is located next to the Mississippi River, three blocks from a river boat dock, at 427 Lafayette Street, Baton Rouge, Louisiana. Approximately 60 of the 134 rooms are in disrepair, the Company plans to renovate the Motel at an estimated cost of up to $1,000,000 over the next three years.

         The federal tax basis for of the Motel is Two Million Five Hundred Ninety-Nine Thousand Eight Hundred Forty-Six dollars ($2,599,846). The facilities are being depreciated by straight line method over a period of thirty-nine (39) years. The realty tax rate is .627 and the annual realty taxes for 1998 were Sixteen Thousand Two Hundred Ninety-Eight Dollars ($16,298). The Company is of the opinion that this property is adequately covered by insurance.

     The Company's headquarters are located at 268 West 400 South, Salt Lake City, Utah 84101 where it shares office space with the Company's parent. The Company's management agreement with its parent includes the cost of leasing these facilities and the use of all the office equipment .

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the stock of the Company as of October 15, 1999, by each shareholder who is known by the Company to beneficially own more than 5% of the outstanding Common Stock, by each director, and by all executive officers and directors as a group.

  Title of Class             Name and Address of                  Amount and nature of             Percent of Class
                            Beneficial Ownership                  Beneficial Ownership
      Common             Richard D. Surber, Director                    188,523(1)                      68.4%
       Stock            268 West 400 South, Suite 300
  .001 Par Value         Salt Lake City, Utah 84101
      Common                Svetlana Senkovskaia                          2,000                          0.7%
       Stock                427 Lafayette Street
  .001 Par Value            Baton Rouge, LA 70802
      Common                      John Fry                                1,000                          0.4%
       Stock                 3619 Lakeview Road
  .001 Par Value            Carson City, NV 89703
      Common            Diversified Holdings I, Inc.                    163,523                         59.4%
       Stock            268 West 400 South, Suite 300
  .001 Par Value         Salt Lake City, Utah 84101

--------
     (1) Richard Surber owns 25,000 shares of common stock and is also President and Director of Diversified Holdings I, Inc. which owns 163,523. As a result of his position he has voting control over a total of 188,523 shares of common stock.


      Common               The Smith Family Trust                        24,500                          8.9%
       Stock                427 Lafayette Street
  .001 Par Value            Baton Rouge, LA 70802
      Common             San Pedro Securities, Ltd.                      24,500                          8.9%
       Stock                 Box 87, Punta Gorda
  .001 Par Value           Belize, Central America
      Common                    A-Z Oil, LLC                             20,000                          7.3%
       Stock            268 West 400 South, Suite 300
  .001 Par Value         Salt Lake City, Utah 84101
      Common             All Executive Officers and                     191,523                         69.5%
       Stock                Directors as a Group
  .001 Par Value               (Three persons)


ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
                  PERSONS

The Officers and Directors of the Company as of September 30, 1999 are as follows:

         Name                         Age                    Position

         Richard D. Surber             26              President & Director

         Svetlana Senkovskaia          39       Secretary/Treasurer and Director

         John Fry                      66                    Director

         Richard D. Surber graduated from the University of Utah with a Bachelor of Science degree in Finance and then with a Juris Doctorate with an emphasis in corporate law; including securities, taxation, and bankruptcy. He has been an officer and director of several public companies and specializes in mergers, acquisitions, corporate turnarounds, debt settlement, and equity financing. Mr. Surber is also the president and director of the Company's parent, Diversified Holdings I, Inc. and several related entities.

        Svetlana Senkovskaia graduated from Leningrad University in Leningrad, Russia, with a Master's Degree in Chemistry. Ms. Senkovskaia has served as the Manager of The General Lafayette Inn for the Company since 1997.

         John Fry is a retired executive. Mr.Fry was a former Vice President of Firestone Tire Company for over 35 years. Mr. Fry on a part time basis acts as a business consultant.


ITEM 6. EXECUTIVE COMPENSATION

         No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the Company during 1998 or 1997. The following table and the accompanying notes provide a summary of compensation paid since the Company's inception on May 7, 1997 concerning cash and noncash compensation paid or accrued by the Company's president.

                                            SUMMARY COMPENSATION TABLE

                                    Annual Compensation                               Long Term Compensation
                                                                               Awards             Payout
                                                                     Restricted     Securities
Name and                                           Other Annual         Stock       Underlying       LTIP        All Other
Principal         Year      Salary      Bonus      Compensation       Award(s)        Options       payout     Compensation
Position                     ($)         ($)            ($)              ($)          SARs(#)        ($)            ($)
--------------- -------- ------------ ---------- -----------------  ------------- --------------- ---------- -----------------

Richard D.(2)     1999          -          -               -           25,000             -          -                 -
Surber,           1998          -          -               -              -               -          -                 -
President /
CEO
Charles K.(3)     1998           -         -               -              -               -          -                 -
Wilkerson,        1997           -         -               -              -               -          -                 -
President

-- -----------------  ------------- --------------- ---------- -----------------

Compensation of Directors

         The Company's directors are currently not compensated for their services as director of the Company.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On March 16th, 1999, the Company issued of 112,523 common shares to Innovative Property Development Corporation f/k/a TAC, Inc. at $2.61 per share for payment of $293,686.11 in debt owed to Innovative Property Development Corporation f/k/a TAC, Inc. by the Company. At the time of the transaction Innovative Property Development Corporation was a 51% shareholder of the Company.

         On April 30th, 1999 the Company entered into a Management Agreement with Parent Company. Richard D. Surber acts as President and Director of both the Parent Company and the Company. The Company agreed to compensate Diversified Holdings I, Inc. $10,000 per month plus 5% of net income, if any, in excess of $5,000 in return for management services provided by Diversified Holdings I, Inc.

ITEM 8.           DESCRIPTION OF SECURITIES

Dividend, Voting and Preemption Rights

         The Company only has one class of authorized shares: $.001 par value common stock. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available.




--------
     (2) Richard Surber was appointed as President, Director and Chief Executive Officer on April 30th, 1998.

     (3) Charles  Wilkerson  resigned as  President  and Director on April 30th,
1998.

         Holders of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. At all elections of directors of the Company, each holder of stock possessing voting power is entitled to as many votes as equal to the number of his or her shares of stock multiplied by the number of directors to be elected. Such votes may be cast for a single director, for any two or more directors, or distributed among the directors as he or she sees fit (cumulative voting).

         In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any other securities. The common stock has no preemptive or other subscription rights. There are no redemption of sinking fund provisions applicable to the common stock. All outstanding shares of common stock are duly authorized, fully paid, and nonassessable.

                                     PART II

ITEM 1.     MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
                  EQUITY AND OTHER SHAREHOLDER MATTERS

         The Company currently has no public trading market. The Company intends to file a Form 15c-(2)(11) in an effort to obtain a listing on the NASD over the counter bulletin board upon this Form 10SB becoming effective in an effort to provide some liquidity for its shareholders and create a public market for the Company's securities. However, there is no guarantee that the Company will obtain a listing on the NASD over the counter bulletin board or that a public market for the Company' securities will develop, even if a listing on the NASD over the counter bulletin board is obtained.

Record Holders

         As of October 5, 1999, there were 28 shareholders of record holding a total of 275,423 shares of Common Stock. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Dividends

         The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

ITEM 2.           LEGAL PROCEEDINGS

         The Company is currently not a party to any pending legal proceeding.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         The Company has had no changes in or disagreements with its accountants in its two most recent fiscal or any later interim period.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         In May of 1997, the Company issued 50,000 common shares to San Pedro Securities, Ltd. and 50,000 common shares to The Smith Family Trust for organization cost associated with the initial organization of the Company pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering.

         On March 16th, 1999, the Company issued of 112,523 common shares to Innovative Property Development Corporation f/k/a TAC, Inc. at $2.61 per share pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering in exchange for $293,686.11 in debt owed to Innovative Property Development Corporation f/k/a TAC, Inc. by the Company.

         On March 30, 1999, the Company issued a total of 5,000 shares of its common stock at $2.00 per share pursuant to Rule 504 under Regulation D of the Securities Act of 1933. The Company issued the 5,000 shares to the following 5 investors


                        Name                     Shares
          Alexnovich Larisa Iosifovna            1,000
          Avramova Natalia Valerievna            1,000
          Avramov Vitaliy Alekseevich            1,000
          Ivona Valentina Vasilevna              1,000
          Lomikova Lumila Alexandrova            1,000

         On October 4th, 1999 the company issued an additional 8,700 shares of common stock at $1.00 per share to the following individuals for cash pursuant to Rule 504 under Regulation D of the Securities Act of 1933:


                        Name                     No. of
                                                 Shares
                     Mel Fields                    100
                     Howard Bernstein              100
                     Ron Friedman                  100
                     Robert Chase                  100
                     Pien Chow Sau Har             100

                    Nat Hennin                     100
                    Adrienne Bernstein             100
                    William Wolfson                500
                    Lee Wolfson                    500
                    Sarah Thorton                  500
                    Rita Surber                  1,000
                    Wendall Hall                   500
                    David Wolfson                5,000

         The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company iss engaged in the business of in the operating a motel and other rental property and therefore was neither a development stage company with no specific business plan or purpose nor a company whose plan was to merger with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000 and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

         On October 4th, 1999 the Company issued 49,200 shares of common stock for services to the following seven individuals, pursuant to Rule 701 of the Securities Act of 1933:


                         Name                    Shares
                    A-Z Oil, LLC.                20,000
                    Richard Surber               25,000
                    John Fry, Jr.                 1,000
                    Svetlana Senkovskaia          2,000
                    Kyle PanKratz                 1,000
                    Delmar Janovec                  100
                    Barry Denslow                   100

         The Company relied on the following facts in determining that Rule 701 was available: (a) the shares were issued pursuant to a written compensatory benefit plan issued by the Company, (b) the individuals listed rendered bonafide services not in connection with the offer or sale of securities in capital raising transaction, (c) the shares were issued pursuant to a written contract relating to the issuance of shares paid as compensation for services rendered, and (d) the amount of shares offered and sold in reliance on Rule 701 did not exceed $500,000 and all securities sold in the last 12 months have not exceeded $5,000,000.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Bylaws and section 83 of the Louisiana Revised Statutes provide for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

          Indemnification: The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Louisiana, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

          Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities ( other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

                                    PART F/S

         The Company's financial statements for the fiscal year ended December 31, 1998 and the interim reports for September 30, 1999 are attached hereto as F-1 through F-9.

                          INDEX TO FINANCIAL STATEMENTS


Unaudited and Audited Financial Reports for the periods ending September 30, 1999 and December 31, 1998 and 1997

Independent Auditor's Report................................................ F-2

Balance Sheet............................................................... F-3

Statement of Operations......................................................F-4

Statement of Cash Flows......................................................F-5

Statement of Stockholder's Equity............................................F-6

Notes to Interim Financial Statements........................................F-7

                           CROUCH, BIERWOLF & CHISHOLM
                          Certified Public Accountants
                          50 West Broadway, Suite 1130
                           Salt Lake City, Utah 84101








                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Golden Opportunity Development Corporation


We have audited the accompanying balance sheets of Golden Opportunity Development Corporation as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1998 and from May 7, 1997, the date of incorporation, through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Opportunity Development Corporation as of December 31, 1998 and 1997 the related statements of operations, stockholders' equity and cash flows for the year ended December 31, 1998 and from May 7, 1997, the date of incorporation, through December 31, 1997 in conformity with generally accepted accounting principles.



/s/ Crouch Bierwolf & Chisholm

Salt Lake City, Utah
April 17, 1999







            MEMBER AMERICAN INSTITUTE OF CPAS, SEC PRACTICE SECTION,
                          AND UTAH ASSOCIATION OF CPAS

                                         GOLDEN OPPORTUNITY DEVELOPMENT CORPORATION
                               (A Majority Owned Subsidiary of Diversified Holdings I, Inc.)
                                                      BALANCE SHEETS

                                                         September 30                                       December
                                                             1999                    1998                     1997
                                                        (Unaudited)               (Audited)                 (Audited)
                                                   --------------------      ----------------         --------------------

 ASSETS
 Current Assets
            Cash                                        $         3,317        $        6,468          $        994
            Deposits                                              4,052                 4,052                 5,000
                                                      -----------------         -------------          --------------
       Total Current Assets                                       7,369                10,520                 5,994

       Property and Equipment                                 2,565,792             2,599,386               576,923
                                                      -----------------         -------------          --------------

 TOTAL ASSETS                                          $      2,573,161        $    2,609,906         $   2,582,917
                                                      =================         =============          ==============

LIABILITIES AND
SHAREHOLDERS' EQUITY
Current Liabilities
       Accounts payable                                $         25,584        $       67,961         $          -
       Accounts payable-related party                           132,608               239,223                    -
       Sales tax payable                                         13,876                24,514                 4,514
       Security deposit note payable                              4,682                 7,586                 4,000
 Current portion of long-term
  obligations                                                    26,696                25,524                24,041
                                                      -----------------         -------------          ---------------
Total Current Liabilities                                       203,446               364,808                32,555

Long-Term Obligations Net of
Current Portion                                               1,810,930             1,840,360             1,864,467
                                                      -----------------         -------------          ---------------

TOTAL LIABILITIES                                             2,014,376             2,205,168             1,897,022

Shareholders' Equity
         Common stock, $.001 par
         value, 50,000,000 shares
         authorized, 217,523 issued
         and outstanding at September
         30, 1999, 100,000 shares
         issued and outstanding at
         December 31, 1998 and 1997                                 218                   100                   100
       Additional paid-in capital                             1,003,468               699,900               699,900
       Retained earnings (Deficit)                            (444,901)             (295,262)               (14,105)
                                                       ----------------          ------------            -------------
Total Shareholders' Equity                                      558,785               404,738               685,895

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                   $      2,573,161        $    2,609,906         $     582,917
                                                        ===============          ============            =============


                                         See Notes to Financial Statements

                                           GOLDEN OPPORTUNITY DEVELOPMENT CORPORATION
                                 (A Majority Owned Subsidiary of Diversified Holdings, I, Inc.)
                                                   STATEMENT OF OPERATIONS

                                                 (Unaudited)
                                              Nine Months Ended                               Years Ended
                                                September 30                                  December 31
                                           1999                   1998                  1998                 1997
                                        (Unaudited)            (Unaudited)            (Audited)              (Audited)
                                    ----------------       ----------------       --------------      -----------------
Revenue                               $     273,442         $      223,468         $    330,527         $      211,018
                                        -----------           ------------            ---------           ------------

Operating Expenses
   General and
administrative                        $     307,026         $      277,655         $    439,108         $      145,189
   Depreciation and
amortization                                 41,694                 37,097               49,463                 23,077
   Interest expense                          74,361                 84,167              123,113                 56,857
                                        -----------           ------------            ---------          -------------
Total Operating
Expenses                                    423,081                398,919              611,684                225,123

Net Loss                             $     (149,639)        $     (175,451)        $   (281,157)        $      (14,105)
                                        ===========           =============           ==========         ==============

Net Loss per share               $           (0.81)    $             (1.75)        $      (2.81)    $            (0.14)

Weighted average                            185,392                100,000              100,000                100,000
shares outstanding





















                                          See Notes to Financial Statements

                                              GOLDEN OPPORTUNITY DEVELOPMENT CORPORATION
                                     (A Majority Owned Subsidiary of Diversified Holdings, I, Inc.)
                                                     STATEMENT OF CASH FLOWS


                                                                 Nine Months Ended                             Years Ended
                                                                    September 30                                December 31
                                                            1999                    1998                  1998             1997
                                                         (Unaudited)            (Unaudited)            (Audited)        (Audited)
                                                      -----------------       ----------------       ------------      -------------
Cash Flows from Operating Activities
    Net Loss                                           $   (149,639)            $  (175,451)           $ (281,157)      $   (14,105)
    Adjustment for Non-Cash Items
            Depreciation and Amortization                    41,694                  37,097                49,463            23,077

Changes in Operating Assets and
Liabilities net of effects from
acquisitions
        Deposits                                                                        948                   948            (5,000)
        Accounts Payable                                    (42,377)                 27,141                67,961                 -
       Accounts Payable-Related Party                      (116,225)                157,540               239,223

       Accrued Expenses                                     (10,638)                 19,927                20,000             4,514
                                                       --------------            -----------            ----------         ---------

Net Cash Provided by (Used in)
Operating Activities                                       (277,185)                 67,202                96,438             8,486
                                                       --------------            -----------            ----------         ---------

Cash flow from investing activities                                                                                               -
    Purchase of fixed assets                                 (8,100)                (48,819)              (71,926)
                                                       --------------            -----------            ---------          ---------

Net Cash (Used) by investing activities                      (8,100)                (48,819)              (71,926)                 -
                                                       --------------            -----------            ---------          ---------

Cash flow from financing activities
    Common Stock Issued for Debt                            293,686                      -                    -                   -
    Common Stock Issued for Cash                             10,000                      -                    -                   -
    Proceeds from note                                            -                      -                  7,586             4,000
    Payment of notes                                        (21,552)                (17,985)              (26,624)          (11,492)
                                                       ---------------           ------------           ----------         ---------

Net Cash (Used) by Financing
Activities                                                  282,134                 (17,985)              (19,038)            7,492)
                                                       ---------------           ------------           ----------         ---------

Net Increase (Decrease) in Cash                              (3,151)                    398                 5,474               994

Cash at Beginning of Period                                   6,468                     994                   994                 -
                                                       ---------------           ------------           ----------         ---------

Cash at End of Period                                 $       3,317             $     1,392            $    6,468    $          994
                                                       ===============           ============           ==========         =========


                                             See Notes to Financial Statements

                                                 GOLDEN OPPORTUNITY DEVELOPMENT CORPORATION
                                       (A Majority Owned Subsidiary of Diversified Holdings, I, Inc.)
                                                      STATEMENT OF SHAREHOLDERS' EQUITY




                                           Common             Stock             Additional           Accumulated
                                           Shares             Amount         Paid-in Capital          Deficit              Total
                                     ------------------ ------------------ -------------------- ------------------  ----------------

Common Stock issued at                       100,000       $      100         $    699,900         $       -          $    700,000
       inception on May 7, 1999
Net Loss for period ended
December 31, 1997                             -                    -                   -              (14,105)             (14,105)
                                         ------------       ------------       -----------            --------             --------

Balance, December 31, 1997                   100,000              100              699,900            (14,105)             685,895
Net Loss for period ended
December 31, 1998                             -                    -                    -            (281,157)            (281,157)
                                         -------------      ------------       -----------           ---------            ---------

Balance, December 31, 1998                   100,000              100              699,900           (295,262)             404,738

Common Stock issued for Debt                 112,523              113              293,573                 -               293,686
Common Stock issued for Cash                   5,000                5                9,995                 -                10,000
Net Loss for period ended
September 30, 1999 (unaudited)                   -                  -                   -            (149,639)            (149,639)
                                         -------------      -----------        ------------          ----------          ---------

Balance, September 31, 1999                  217,523       $      218        $  1,003,468          $ (444,901)        $    558,785
                                         =============      ============       ============         ===========         ==========














                                               See Notes to Financial Statements

                   GOLDEN OPPORTUNITY DEVELOPMENT CORPORATION
          (A Majority Owned Subsidiary of Diversified Holdings I, Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                    SEPT 30, 1999, DECEMBER 31, 1998 AND 1997


NOTE 1: ORGANIZATION AND OPERATIONS

Organization

Golden Opportunity Development Corporation ("Company") was incorporated on May 7, 1997 under the laws of the state of Louisiana. As of Sept 30, 1999 the Company is a majority owned subsidiary of Diversified Holdings I, Inc.

Operations

The Company owns and manages a hotel located in Baton Rouge, Louisiana.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies reflect current accounting practices and conform to generally accepted accounting principles. The policies considered to be significant are as follows:

Accounting Method

The accompanying financial statements have been prepared on the accrual method using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company reports income and losses for financial reporting and income tax purposes on the accrual method of accounting in accordance with Financial Accounting Standards ("FAS").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements assets and liabilities involve extensive reliance on management's estimates.
Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally estimated as follows: buildings, 20 to 39 years, leasehold improvements, 20 years, and vehicles, 5 years. Deprecation expenses for September 30, 1999 and 1998, December 31, 1998 and December 31, 1997 were $41, 694, $37,097, $49,463 and $23,077, respectively. The cost of assets sold or retired and the related amounts of accumulated depreciation are removed from the accounts in the year of disposal. Any resulting gain or loss is reflected in current operations. Expenditures for maintenance and repairs are expended as incurred; additions and improvements are capitalized.

                   GOLDEN OPPORTUNITY DEVELOPMENT CORPORATION
          (A Majority Owned Subsidiary of Diversified Holdings I, Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                    SEPT 30, 1999, DECEMBER 31, 1998 AND 1997


NOTE 3: SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The following are supplemental disclosures of cash flow information:

Cash paid for interest was $74,361, $84,167, $123,113 and $56,857 for September 30, 1999 and 1998, and December 31, 1998 and 1997, respectively.

NOTE 4: LONG-TERM DEBT

Long-term debt consists of the following at:

December 31,
                                            Sept. 30,
                                              1999           1998         1997
                                          ------------   -----------   ---------
Note payable in the original amount of
$1,900,000, bearing interest at 6% for
30 years, with monthly payments
of $11,391, secured by hotel property.
                                            1,837,626     1,865,884   1,888,508
Less: Current portion                         (26,696)      (25,524)    (24,041)
                                          ------------  ------------  ----------
Total Long Term Notes Payable               1,810,930     1,840,360   1,864,467
                                          ============  ============  ==========

NOTE 4: LONG-TERM DEBT (continued)

Scheduled principal reductions are as follows:

                             December 31, 1999        14,369
                             December 31, 2000        27,098
                             December 31, 2001        28,769
                             December 31, 2002        30,544
                             December 31, 2003        32,427
                             Thereafter            1,704,419

NOTE 5: RELATED PARTY TRANSACTION

The Company pays a monthly management fee to its Parent Company, Diversified Holdings I, Inc., in the amount of $10,000. Diversified Holdings I, Inc. also pays expenses on behalf of the Company, resulting in a payable at the end of the period of $132,608.

                   GOLDEN OPPORTUNITY DEVELOPMENT CORPORATION
          (A Majority Owned Subsidiary of Diversified Holdings I, Inc.)
                          NOTES TO FINANCIAL STATEMENTS
                    SEPT 30, 1999, DECEMBER 31, 1998 AND 1997

NOTE 6: SUBSEQUENT EVENTS

On October 4, 1999 subsequent to the date of the financial statements the Company issued 8,700 shares of common stock to thirteen individuals at $1.00 per share pursuant to Rule 504 under Regulation D of the Securities Act of 1933. Additionally, the on October 4, 1999 the Company issued 49,200 shares of common stock for services to seven individuals, pursuant to Rule 701 of the Securities Act of 1933.

                                    PART III

ITEM 1.        EXHIBITS

(a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 18 of this form 10-SB under "Item 2. Description of Exhibits."



















                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 3rd day of August 1999.

                                                 Golden Opportunity Development

                                                     /s/
                                                 Name: Richard D. Surber
                                                 Title: President and Director

         In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Signature                     Title                                   Date


       /s/
Richard D. Surber      President and Director                   October   , 1999



       /s/
Svetlana Senkovskaia   Secretary and Director                   October   , 1999



      /s/
John Fry               Director                                  October  , 1999

ITEM 2.           DESCRIPTION OF EXHIBITS.

INDEX TO EXHIBITS

Exhibit
No.     Page No.                          Description

2(i)     19           Articles of Incorporation of the Company dated May 7, 1997

2(ii)    24           Amended  Articles of  Incorporation  of the Company  dated
                          April 26, 1999.

2(iv)    32           By-laws of the Company.


Material Contracts


6(i)     43           Management  Agreement between  the Company and Diversified
                          Holdings, I, Inc. dated April 30, 1999.

6(ii)    50           Franchise  Agreement  between  the  Company  and  Villager
                          Franchise Systems, Inc.
Other Exhibit

23(i)    81           Consent Letter of Independent Auditors